May 6, 2010

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Telegent Systems, Inc. Withdrawal of Registration Statement on Form S-1 (File No. 333-163286)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Telegent Systems, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-163286), together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on November 23, 2009.

The Registrant has determined not to pursue the initial public offering to which the Registration Statement relates at this time. The initial public offering would have been a discretionary financing for the Registrant. The benefits of being publicly traded are not sufficiently attractive to the Registrant to warrant proceeding with the public offering.

The Registrant confirms that no securities have been sold pursuant to the Registration Statement. Pursuant to Rule 477(c), the Registrant advises the Commission that it may, upon consideration of its financing and strategic options, undertake a subsequent private offering in reliance on Rule 155(c) promulgated under the Securities Act.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at Telegent Systems, Inc., c/o Telegent Systems USA, Inc., 470 Potrero Avenue, Sunnyvale, California 94085 facsimile number (408) 523-2810, with a copy to the Company’s counsel, Cooley Godward Kronish LLP, Attn: Sally A. Kay Cooley Godward Kronish LLP, Five Palo Alto Square, 3000 El Camino Real, Palo Alto, California 94306-2155, facsimile number (650) 849-7400.

If you have any questions with respect to this matter, please contact Eric C. Jensen or Sally A. Kay of Cooley LLP at (650) 843-5049 or (650) 843-5582, respectively.

Sincerely,

TELEGENT SYSTEMS, INC.

/s/ Geoffrey Ribar

Geoffrey Ribar

Chief Financial Officer

cc:	Eric C. Jensen Sally A. Kay